Exhibit 4.5
PROMISSORY NOTE

$3,000,000.00	Bentonville, Arkansas
January 30, 2006
     FOR VALUE RECEIVED, FIRST SOLAR HOLDINGS, LLC (the “Maker”), promises to pay to the order of ESTATE OF JOHN T. WALTON, DECEASED (“Payee”), at such place as the holder of this Note may from time to time designate, the principal sum of THREE MILLION AND NO/100 DOLLARS ($3,000,000.00), together with per annum interest thereon until demand from the date hereof on the outstanding balance thereof, at a variable rate which is equal to the lesser of (i) short term Applicable Federal Rate, or (ii) the highest lawful rate of interest for loans of the type evidenced hereby. Subject only to such highest lawful rate limitation, such rate shall fluctuate from month to month on the first day of each month according to any and every change in the short term Applicable Federal Rate without any action by or notice to any party. Interest shall be calculated on the basis of a 365-day year. All payments hereunder shall be payable in lawful money of the United States which shall be legal tender for public and private debts at the time of payment. All past due principal and interest shall bear interest at the maximum rate permitted by applicable law to be charged for past due principal and interest.
     All principal and accrued, unpaid interest shall be due and payable on demand. Prior to any demand, interest only shall be paid in monthly installments beginning March 1, 2006, and on the same day of each succeeding month thereafter until demand be made, at which time the entire principal balance, together with all accrued and unpaid interest thereon, shall be due and payable.
     If this obligation, after default, is placed in the hands of an attorney for collection, the Maker, guarantor and all other persons now or hereafter liable hereon will be obligated to pay the holder hereof an additional sum, as a reasonable attorney’s fee, not to exceed Ten Percent (10%) of the unpaid principal plus all accrued interest. This clause is intended to be in compliance with Ark. Code Ann. § 4-56-101.
     The Maker reserves the privilege to prepay all or any part of the indebtedness evidenced by this Note at any time without premium or penalty.
     Whenever used herein, the words “Maker” and “Payee” shall be deemed to include their respective heirs, personal representatives, successors and assigns.

     The MAKER, endorsers, sureties, guarantors and assignors of this Note severally waive demand, presentment for payment, protest and notice of protest, and nonpayment, and agree and consent that the time for its payment may be extended, or said Note renewed from time to time and for any term or terms by agreement between the holder and any of them without notice and that after such extension or extensions, renewal or renewals, the liabilities of all parties shall remain as if no extension or renewal had been effected.

FIRST SOLAR HOLDINGS, LLC

By:

NAME:

TITLE:

ATTEST:

NAME:

TITLE: